ImmunoPrecise Antibodies Receives Nasdaq Notification Regarding Minimum Bid Requirements

VICTORIA, BRITISH COLUMBIA (CANADA), August 23, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutics company, announced today that the Company received written notification (the "Notification Letter") from the Nasdaq Global Market LLC ("Nasdaq") on August 19, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule 5450(a)(1) based on the closing bid price of the Company's common shares being less than US$1.00 per share for the 30 consecutive business days from July 5, 2024 to August 15, 2024.

The Notification Letter is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company’s common shares on Nasdaq.

About ImmunoPrecise Antibodies Ltd.

The IPA Family (as defined below) is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward–looking statements include statements regarding our future stock price and our ability to regain compliance with Nasdaq continued listing requirements. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward–looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward–looking statements for any reason, even if new information becomes available in the future.

Source: ImmunoPrecise Antibodies Ltd.